Exhibit 8.1

Name:	Date of Incorporation:	Jurisdiction of Incorporation:

Neovasc Medical Inc. (formerly PM Devices Inc.)	May 7, 1998	British Columbia

Neovasc Tiara Inc.	March 11, 2013	Canada (federal)

Neovasc Medical Ltd.	September 9, 2002	Israel

Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.)	July 2, 2007	United States

B-Balloon Ltd.(1)	March 30, 2004	Israel

Neovasc GmbH	August 14, 2017	Germany

Neovasc Management Inc.	January 23, 2018	United States